UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

FORM 6-K

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REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2007

Date of Report (Date of Earliest Event Reported)

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Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avenida Andres Bello 2687

Piso 20, Las Condes

Santiago, Chile

 (Address of principal executive office)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

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MATERIAL EVENT

CORPORATE NAME

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY

00124

TAXPAYER I.D.

91.144.000-8

The following material event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

The following was discussed at a special meeting of the Company's Board of Directors held yesterday March 6, 2007:

It was resolved to propose to the Shareholders Meeting the payment of an Additional Dividend on account of the Retained Earnings Fund, additional to the Final Dividend for the 2006 fiscal year (approved and disclosed last February), for the following amounts:

a)

CH$65.190 (sixty five pesos and 190/100) per Series A share; and

b)

CH$71.709 (seventy-one pesos and 709/100) per Series B share.

If approved by the Shareholders Meeting, this Additional Dividend would be paid starting July 5, 2007 and the Shareholders Registry would be closed June 28, 2007 for the determination of the recipients of payment.

Santiago, March 7, 2007

Pedro Pellegrini Ripamonti Corporate Legal Manager Embotelladora Andina S.A.

0217-2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, March 8, 2007